January 16, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ref:	U.S. Securities and Exchange Commission (the “SEC”) Letter Dated November 20, 2008 Regarding Panhandle Eastern Pipe Line Company, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-02921

Dear Mr. Owings:

This letter responds to the comments Southern Union Company (“Southern Union” or the “Company”) and Panhandle Eastern Pipe Line Company, LP (“Panhandle”) received from the SEC by letter dated November 20, 2008 regarding the above-referenced filing.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our response utilizes the same caption contained in the SEC’s letter, and is numbered to correspond to the same number assigned in such letter.  For your convenience, our response is  prefaced  by the SEC’s corresponding comment.

Panhandle Eastern Pipe Line Company, LP

Form 10-K for Fiscal Year Ended December 31, 2007

Note 4. Related Party Transactions, page F-16

SEC Comment #1.  We have reviewed your response to comment 11 of our letter dated September 16, 2008.  Please clarify how you present taxes on your statements of cash flows.  In doing so, please explain the nature of the items included in the “Accrued taxes” operating activities line item and explain why it is appropriate to reflect the accrual and/or payment of tax obligations within investing activities.  Since the payments are made for the purpose of satisfying government tax obligations, as opposed to loan obligations, it appears that SFAS 95 might require these payments to be classified within operating activities.  Since it appears your tax obligations are essentially satisfied up front through loans made to Southern Union, please also tell us how you considered bifurcating these loans as investing activity loans and operating activity tax advances.

Company Response:

Panhandle’s stand-alone federal and state income taxes (“income taxes”) are calculated pursuant to paragraph 40 of SFAS 109, which requires Panhandle’s income taxes to be computed as if Panhandle were a separate taxpayer.  Current income taxes are reported as a component of earnings in cash flows from operating activities in the cash flow statement and deferred income tax expense is reported as a noncash adjustment to earnings within cash flows from operating activities in the cash flow statement.

The Accrued taxes amount reported as changes in operating assets and liabilities in operating activities of the cash flow statement primarily includes non income tax third party tax activity (e.g. property taxes, compressor fuel taxes, etc.).  Panhandle’s unsettled intercompany federal and state income tax liabilities are recorded in Accounts payable-related parties.

Panhandle participates in a cash management program with Southern Union which primarily results in Panhandle (1) advancing to Southern Union its available, excess daily cash or (2) Southern Union reimbursing Panhandle for previously advanced cash amounts to meet any daily cash deficiencies Panhandle may have.  Panhandle records these cash management program-based advances to/from Southern Union in a demand note receivable account.  The net change in the demand note receivable is reported in the cash flow statement as investing activity pursuant to paragraph 15 of SFAS 95, which requires the making and collecting of loans to be reflected as investing activities.   Our intercompany income tax liabilities are settled through this cash management program.

In September 2007, Panhandle entered into an agreement with Southern Union to delay settlement of its intercompany income tax liability to an annual settlement basis.  Previously, Panhandle’s intercompany income tax liabilities were settled with Southern Union on a quarterly basis versus the revised annual settlement basis.  This modification resulted in Panhandle delaying settlement to Southern Union of $39 million of its 2007 intercompany income tax liability until 2008.  For cash flow statement reporting purposes, management determined that the result of the delayed intercompany income tax liability settlement should be reported as an investing activity primarily for the following reasons.  We believe that this position is consistent with the principles of reporting cash flow.

•
The change in settlement terms of the intercompany obligation from a quarterly to an annual basis was a management decision, impacting the timing of the ultimate settlement of Panhandle’s intercompany income taxes liability against the intercompany demand note receivable.  Had the effect of the delayed settlement been reflected in 2007 as an increase in cash flow from operating activities, then(x)  the subsequent funding/settlement transactions in 2008 would be reflected as investing activity as the cash was advanced to/from Panhandle under the cash management program to pay Southern Union the outstanding intercompany tax liability and (y) a corresponding decrease in cash flow from operating activities would be reflected as Panhandle made such settlement payment to Southern Union.  In that these transactions effectively represent transactions between related parties and the ultimate settlement of the intercompany income tax liability would be made using the intercompany demand note, reflecting all of the related transactions as investing activity is appropriate;

•
Management believed reporting the impact of the delayed settlement as an increase of cash within cash flows from operating activities would inappropriately gross up  reported cash provided from operations because such increase was solely due to management’s decision to delay the settlement of its intercompany income tax liability rather than due to the results of Panhandle’s operations; and

•
Reporting the delayed settlement as an investing activity results in consistency of reporting between the periods presented on the cash flow statement both within operating and investing activities since both cash flow items, the net increase in the intercompany demand note receivable and the net increase in intercompany income taxes payable, represent the outcome of management decisions as to payment timing.

The Company will enhance its disclosure with respect to the net change in intercompany income taxes payable reported as investing activities in Panhandle’s cash flow statement. The Company will indicate in Panhandle’s related party note disclosure in the Form 10-K filing for the period ending December 31, 2008 that Panhandle and Southern Union modified the terms of the intercompany income tax liability agreement in September 2007, resulting in a change in the required timing of Panhandle’s intercompany income tax liability settlements from a quarterly to an annual basis.  The Company will further note that the delayed settlements, which will be settled against the intercompany demand note receivable to Southern Union, are reported as investing activity within the cash flow statement.

We hope this letter is responsive to your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact Mr. Aldrich at (713) 989-7568 or Mr. Lefelar at (713) 989-7710.

Very truly yours,

/s/ George E. Aldrich
George E. Aldrich
Vice President and Controller
(Chief Accounting Officer of Southern Union Company)

/s/ Gary W. Lefelar
Gary W. Lefelar
Senior Vice President and Chief Accounting Officer
(Chief Accounting Officer of Panhandle Eastern Pipe Line Company, LP)

Cc:          Mr. George L. Lindemann
Mr. David Brodsky
Mr. Eric D. Herschmann
Mr. Richard N. Marshall
Mr. Robert O. Bond